UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

November 16th, 2020 Sale of BBVA’s U.S. subsidiary to PNC

Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications.  This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document.  This document may contain summarized information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission.  Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

Sale of BBVA’s U.S. subsidiary to PNC Financial Services Group Purchase price Transaction perimeter Expected closing $11.6bn (€9.7bn1) fixed price at closing, 100% in cash. Sale of BBVA USA Bancshares, excluding Propel Venture Partners and BBVA Securities ($0.4bn BV).  Transaction perimeter2: $102bn Assets, 637 Branches, $587mn 2019FY Results. BBVA CIB business in the US to continue through the NY branch. Mid 2021, subject to regulatory approvals. (1) Based on EUR/ USD exchange rate of 1.20 (2) Assets and branches as of Sep-20. FY 2019 Net Attributable Profit excluding local goodwill impairment of $470mn

A large transaction at very attractive multiples, that creates value for shareholders and generates significant excess capital 19.7x  P/E 2019 1.34x P/TBV  as of Sep’20 Price ~50% of BBVA’s market cap  for <10% of 2019 Group’s earnings1 +€8.5bn BBVA Group CET1 FL generation2  (+c. 300 bps) (1) Market Capitalization as of Nov 13th, 2020 and 2019 FY results excluding Corporate Center. (2) CET1 FL generation based on post-deal figures.

Unique opportunity to divest at a premium valuation and for 100% cash, unlocking hidden value RECOGNITION OF THE VALUE OF BBVA USA OPERATIONS Value assigned to BBVA USA business in analysts’ SoP valuation (€ bn) (1) Based on latest analysts’ Sum of the Parts valuation from BofA, Barclays, CaixaBank, CS, Fidentiis, JBC, JPM, RBC, Sabadell, SG, UBS.  (2) For comparability purposes, transaction price here includes 100% of BBVA USA Bancshares (including Propel Venture Partners and BBVA Securities) and based on a EUR/ USD exchange rate of 1.20. This is a conservative comparison as analysts’ valuation includes BBVA NY branch, not part of the transaction price. (3) Market Capitalization as of Nov 13th, 2020. Transaction Price2 €6.2bn Analysts1 Analysts’ average: 3.8 Equivalent to c.30% of BBVA’s Market Cap3

Significant excess capital generation CET1 FULLY-LOADED Transaction impact (%, bps) CET1 FL Sep 2020 Net Capital Gain Other CET1 impacts1 RWA release Pro-Forma CET1 FL post deal Sep 2020 14.46% (1) Includes mainly the deconsolidation of goodwill and other intangibles (+59 bps), Other Comprehensive Income (OCIs) (-34 bps) and tax losses carried forward (+11 bps). (2) Calculated based on post-deal figures € billion CET1 39.7 0.6 1.5 - 41.7 RWA 344.2 - - (55.7) 288.5 + 294 bps €8.5bn capital generation2 +€1.4bn TBV increase

The transaction shows BBVA's disciplined value-based approach to capital allocation and provides strategic optionality Significant EPS and TBV per share accretion potential Enhancing our already strong financial position. To profitably deploy capital in our markets and  To increase distributions to shareholders, with a sizeable buyback1 as an attractive option at current share prices. High level of optionality to continue creating value for shareholders: (1) Any potential repurchase would, at the earliest, take place after the expected close of the transaction in mid 2021. Any proposed repurchase would (i) take into consideration share prices, among other factors and (ii) require Shareholders and Supervisory approvals and the lifting of the ECB’s recommendation on distributions to shareholders.

November 16th, 2020 Sale of BBVA’s U.S. subsidiary to PNC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: November 16, 2020	By:	/s/ Victoria del Castillo Marchese
	Name:	Victoria del Castillo Marchese
	Title:	Global Head of Strategy & M&A